BERCHWOOD PARTNERS LLC AND AFFILIATE

COMBINING FINANCIAL STATEMENT

DECEMBER 31, 2022

BERCHWOOD PARTNERS LLC AND AFFILIATE

REPORT INDEX

DECEMBER 31, 2022

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-53091

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: BERCHWOOD PARTNERS LLC

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

515 Madison Avenue, 9th Floor
(No. and Street)

New York (City) New York (State) 10022 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

WILLLIAM J. ZWART (Name) (212)-201-3929 (Area Code – Telephone Number) (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

MAZARS USA LLP
(Name – if individual, state last, first, and middle name)

135 W 50th STREET (Address) NEW YORK (City) NEW YORK (State) 10020 (Zip Code)

10/08/2003 (Date of Registration with PCAOB)(if applicable) 339 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DAVID BERCHENBRITER , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of BERCHWOOD PARTNERS LLC , as of DECEMBER 31 , 2 022 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



Notary Public

Signature:

Title: _Managing Partner_

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

2

Mazars USA LLP
60 Crossways Park Drive West
Suite 301
Woodbury, New York 11797

Tel: 516.488.1200
www.mazars.us

Report of Independent Registered Public Accounting Firm

To the Members of BerchWood Partners LLC and BerchWood Partners LLP

Opinion on the Financial Statement
We have audited the accompanying combining statement of financial condition of BerchWood Partners LLC and BerchWood Partners LLP (the "Company" and the "Affiliate", respectively), as of December 31, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the combining statement of financial condition presents fairly, in all material respects, the financial position of the Company and the Affiliate as of December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of the Company and the Affiliate's management. Our responsibility is to express an opinion on the Company and the Affiliate's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company and the Affiliate in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company and the Affiliate's auditor since 2017.

Mazars USA LLP

New York, NY
March 3, 2023

BERCHWOOD PARTNERS LLC AND AFFILIATE

COMBINING STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2022

ASSETS

	Total	Eliminations	BerchWood Partners LLC	BerchWood Partners LLP
Cash and cash equivalents	**$ 358,220**	$ -	$ 279,609	$ 78,611
Other assets	**65,861**	-	53,569	12,292
Property and equipment, net of accumulated depreciation	**18,688**	-	18,688	-
Investment in affiliate	**-**	(94,632)	94,632	-
Due from affiliate	**-**	(60,886)	-	60,886
TOTAL ASSETS	**$ 442,769**	$ (155,518)	$ 446,498	$ 151,789

LIABILITIES AND MEMBERS' EQUITY

	Total	Eliminations	BerchWood Partners LLC	BerchWood Partners LLP
LIABILITIES:				
Accrued expenses	**$ 111,434**	$ -	$ 99,170	$ 12,264
Deferred revenue	**25,000**	-	25,000	-
Retirement plan payable	**11,172**	-	11,172	-
Due to affiliate	**-**	(60,886)	60,886	-
Total Liabilities	**147,606**	(60,886)	196,228	12,264
COMMITMENTS AND CONTINGENCIES				
MEMBERS' EQUITY:				
Members' equity	**289,087**	(94,632)	250,270	133,449
Accumulated other comprehensive income:				
Foreign currency translation income	**6,076**	-	-	6,076
Total Members' Equity	**295,163**	(94,632)	250,270	139,525
TOTAL LIABILITIES AND MEMBERS' EQUITY	**$ 442,769**	$ (155,518)	$ 446,498	$ 151,789

See the accompanying Notes to the Combining Financial Statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Principles of Combination

BerchWood Partners LLC (the "Company") was organized in New York on June 8, 2000, as a limited liability company. The Company wholly owns BerchWood Partners Limited ("BerchWood Ltd."), which is a partner in BerchWood Partners LLP (the "Affiliate"), both located in the United Kingdom ("UK"). The combining financial statements include the accounts of the Company and the Affiliate as the Company and the Affiliate are entities under common control and management. All transactions and accounts between and among the Company and the Affiliate have been eliminated. BerchWood Ltd. had no operations during the year.

In December 2018, the Affiliate amended and restated its limited liability partnership agreement. The partners of the Affiliate are BerchWood Ltd. and a 50% member of the Company, each with a 50% voting interest. However, 100% of the net income (loss) of the Affiliate is allocated to the Company.

Principal Business Activity

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is primarily engaged in raising capital for private equity and alternative U.S. and non-U.S. investment fund managers.

The Affiliate is registered with the UK Financial Conduct Authority ("FCA"). The Affiliate is engaged in raising capital for private equity and alternative investment fund managers in the UK and Continental Europe.

Basis of Presentation

The accompanying combining financial statement is presented in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Going Concern

Although the Company has experienced recent losses, due to successful cost cutting efforts in 2022, management believes that its current projected cash inflows from operations for the coming year, in addition to the other funds available to members, are more than sufficient to fund any expenses it expects to incur during the next twelve months from the issuance of this financial statement. Nevertheless, there is no assurance that these initiatives will be successful or sufficient.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Use of Estimates

The preparation of the combining financial statement in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the combining financial statement. Actual results could differ from those estimates.

Credit Losses

The Company and the Affiliate follow the accounting guidance, ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under the accounting update, the Company has the ability to determine that there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the customer).

Cash and Cash Equivalents

The Company and the Affiliate consider all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Fees Receivable and Allowance for Doubtful Accounts

The Company's and the Affiliate's fees receivable are recorded at amounts billed to customers and presented on the Combining Statement of Financial Condition net of the allowance for doubtful accounts, if required. The allowance is determined by a variety of factors, including the age of the receivables, current economic conditions, historical losses, and other information management obtains regarding the financial condition of customers. The policy for determining the past due status of receivables is based on how recently payments have been received. Receivables are charged off when they are deemed uncollectible, which may arise when customers are otherwise deemed unable to repay the amounts owed to the Company and the Affiliate. There was no fee receivable and allowance for doubtful accounts as of December 31, 2022.

NOTE 1 -   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fees Receivable and Allowance for Doubtful Accounts (Continued)

The Company may provide services covering a period of time which includes the current and subsequent years for which the billing occurs in the subsequent period. The Company recognizes the earned but unbilled revenue in the period it is earned and as part of its fee receivable.

Property and Equipment

Property and equipment are stated at cost. Depreciation is computed on the straight-line method over the estimated useful lives of the assets.

Income Taxes

No provision is required for federal or state taxes on the income of the Company. Under the Internal Revenue Code and similar state regulations, the Company is treated as a partnership; accordingly, the income of the Company is taxed to the members. However, the Company is subject to the New York City Unincorporated Business Tax, and a provision has been reflected in the combining financial statements.

No provision is required for taxation on the profits of the Affiliate, which is a limited liability partnership. Under UK tax legislation, the limited liability partnership is tax transparent. As a result, each member is assessed for income tax on its share of the limited liability partnership's profits.

Foreign Currency Translation and Transactions

Fees receivable denominated in foreign currencies are measured at the foreign exchange rate on the transaction date. At the balance sheet date and upon settlement, the receivable is re-measured at the then current rate.

The accounts of the Affiliate are measured in its functional currency, which is the local currency (British Pounds) and translated into U.S. Dollars. All asset and liability accounts have been translated using the current rate of exchange at the balance sheet date.

NOTE 2 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company maintains minimum regulatory net capital, as defined, equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness, as defined.

At December 31, 2022, the Company had net capital of $83,381 which was $70,299 in excess of its required minimum net capital of $13,082. The Company's ratio of aggregate indebtedness to net capital was 2.35 to 1.

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3 and is relying on Footnote 74 of the SEC Release No. 34-70073 and adopted the amendments to 17 C.F.R. § 240.17a-5 as the Company limits its business activities exclusively to being a placement agent raising capital for private equity and hedge funds. The Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the year.

NOTE 3 - PROPERTY AND EQUIPMENT

Property and equipment were comprised of the following at December 31, 2022:

Equipment	$	34,543
Less: Accumulated depreciation		15,855
Property and equipment, net	$	18,688

NOTE 4 - RELATED PARTY TRANSACTIONS

The Company considers the principal owners, members of management, and members of their immediate families, and the Affiliate, as well as entities under common control, to be related parties to the Company. Amounts due from and due to related parties are generally settled in the normal course of business without formal payment terms.

NOTE 5 -   COMMITMENTS AND CONTINGENCIES

Service Contracts

In February 2022, the Company entered into a service contract agreement to license an office space in New York to use the premises, mailing address and virtual phones for a twelve-month period through February 2023, with an option to terminate upon furnishing a ninety-day notice. In February 2023, the Company extended its service contract for an additional period of six months which is due to expire in August 2023. In July 2022, the Affiliate extended its service contract agreement for its existing office space for an additional period of twelve months which is due to expire in June 2023. This service contract is to access the lounge and hotdesking facilities and for the use of office address for mail handling and forwarding services.

Cash Credit Risk Concentration

The Company maintains cash balances in one financial institution, which are insured by the Federal Deposit Insurance Corporation for up to $250,000 per institution. From time to time, the Company's balances may exceed these limits.

The Affiliate maintains cash in a foreign bank account in the UK. The account is covered by the Financial Services Compensation Scheme for up to $102,706 (£85,000).

NOTE 6 -   RETIREMENT PLANS

The Company maintains a defined contribution 401(k) pension plan which covers all eligible members and employees.

In addition, the Company has a Profit-Sharing Plan ("Plan") covering substantially all its employees. Contributions to the Plan are at the discretion of the management.

NOTE 7 -   SUBSEQUENT EVENTS

The Company and the Affiliate have evaluated events or transactions that occurred after December 31, 2022 through the date these combining financial statements were issued. During this period, there were no material subsequent events requiring disclosure, other than $35,000 of contributions made by the members in 2023.